UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of April 2024

Commission File Number 1-34694

VEON Ltd.
(Translation of registrant’s name into English)

Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ☐.

Information contained in this report

This amendment on Form 6-K/A (this “Amendment No. 1”) amends Appendix 1 filed with the Form 6-K furnished by VEON Ltd. (the “Company”) to the Securities and Exchange Commission on April 25, 2024 (the “Original Form 6-K”) and is being furnished to make certain updates and correct an error in the director candidate biographies included in Appendix 1 attached thereto as Exhibit 99.4. An amended Appendix 1 is attached as Exhibit 99.1 hereto. This Amendment No. 1 does not otherwise amend, modify or update any other disclosure in the Original Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Amended Appendix 1 - Director and Candidate Bios

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: April 29, 2024

	By:	/s/ A. Omiyinka Doris
	Name:	A. Omiyinka Doris
	Title:	Group General Counsel